Exhibit 99.2

Wise Group plc

Transaction in Own Shares

Wise Group plc (the “Company”) announces that from 27 July 2026 up to and including 31 July 2026 it repurchased a total of (i) 523,584 of its Class A ordinary shares on Nasdaq and/or other applicable US trading venues and (ii) 668,827 of its Class A ordinary shares on the London Stock Exchange and other in both cases through Goldman Sachs International or one of its affiliates, as detailed below.

The repurchased Class A ordinary shares will be held in treasury.

Date	Aggregate number of Class A ordinary shares purchased	Volume weighted average price paid per share	Highest price paid per share	Lowest price paid per share	Trading venue
2026-07-27	174,349	GBP 8.8101	GBP 8.8940	GBP 8.5720	XLON
2026-07-27	100,000	USD 11.8201	USD 11.9100	USD 11.7000	NASDAQ
2026-07-28	133,551	GBP 8.9335	GBP 9.0460	GBP 8.8580	XLON
2026-07-28	100,000	USD 11.8822	USD 12.0400	USD 11.8000	NASDAQ
2026-07-29	52,545	GBP 8.9675	GBP 9.0560	GBP 8.9100	XLON
2026-07-29	100,000	USD 11.9182	USD 12.0500	USD 11.8200	NASDAQ
2026-07-30	71,973	GBP 8.9449	GBP 9.0060	GBP 8.8860	XLON
2026-07-30	100,000	USD 12.0125	USD 12.1000	USD 11.9300	NASDAQ
2026-07-31	132,215	GBP 9.0075	GBP 9.1080	GBP 8.8600	XLON
2026-07-31	104,194	GBP 9.0026	GBP 9.1080	GBP 8.8580	CHIX
2026-07-31	123,584	USD 12.0074	USD 12.1800	USD 11.9100	NASDAQ

The repurchases form part of the Company’s share buyback program announced on July 21, 2026 (the “Buyback”). In connection with the Buyback, the Company expects to repurchase up to £405 million (approximately $540 million) of its Class A ordinary shares.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) and Commission Delegated Regulation (EU) 2016/1052 as such legislation forms part of law in the United Kingdom (the “UK”) by virtue of the EU (Withdrawal) Act 2018 (as may be amended, extended and/or supplemented from time to time), a detailed breakdown of individual trades made by Goldman Sachs International on behalf of the Company as part of the Buyback is scheduled to this announcement. This announcement is also being made for the purposes of the UK Financial Conduct Authority’s Listing Rule 14.3.17(2).

http://www.rns-pdf.londonstockexchange.com/rns/0892P_1-2026-8-3.pdf

Enquiries

Martin Adams - Investor Relations

owners@wise.com

Sana Rahman - Communications

press@wise.com

Brunswick Group

Charles Pretzlik / Emily Murphy

Wise@brunswickgroup.com

+44 (0) 20 7404 5959

About Wise

Wise is a global technology company, building the best way to move and manage the world’s money.

With Wise Account and Wise Business, people and businesses can hold 40+ currencies, move money between countries and spend money abroad. Large companies and banks use Wise technology too; an entirely new network for the world’s money.

In fiscal year 2026, Wise supported around 19 million people and businesses, processing over $240 billion in cross-border transactions and saving customers over $3 billion.